ACCELERATED DEATH BENEFIT RIDER

DISCLOSURE. THE RECEIPT OF THE ACCELERATED DEATH BENEFIT AMOUNT MAY BE TAXABLE. YOU SHOULD SEEK ASSISTANCE FROM YOUR PERSONAL TAX ADVISOR PRIOR TO ELECTING THE BENEFIT.

In this rider "we", "our" and "us" mean The Equitable of Colorado, Inc. "You" means the Owner of the policy at the time an Owner's right is exercised. "This Policy" means the policy to which this rider is attached.

POLICY NUMBER:

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THIS RIDER'S  BENEFIT.  We will pay an  accelerated  death benefit in the amount requested by the Owner, if the Insured is terminally ill, subject to the provisions of this rider. We will pay an accelerated death benefit under this policy only once and in one lump sum.

The maximum accelerated death benefit you may receive is the lesser of:

     1. 75% of the death benefit payable under this policy, less any policy loan and loan interest, and

     2.   $500,000.

The maximum aggregate amount of Accelerated Death Benefit payments that will be paid under all policies issued by us on the life of the Insured is $500,000.

For purposes of this benefit, the death benefit does not include any accidental death benefits, non-convertible term riders or convertible term riders not in their conversion period or any benefits payable because of the death of any person other than the Insured.

There is no premium or cost of insurance charge for this rider.

We reserve the right to deduct a processing charge of up to $250.00 per policy from the accelerated death benefit payment.

We reserve the right to set a minimum of $5,000 on the amount you may receive under this rider.

To be eligible for this benefit you must provide satisfactory evidence to us that the Insured's life expectancy is six months or less. This evidence must include, but is not limited to, certification by a physician licensed to practice medicine in the United States or Canada and who is acting within the scope of such license. A physician does not include the Owner, the Insured or a member of either's family.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy. This rider has no cash or loan value. This rider is non-participating.

INTEREST. Interest will be charged on the amount of the Accelerated Death Benefit and on any unpaid premium we advance after the payment of an Accelerated Death Benefit. The interest rate at the time the Accelerated Death Benefit payment is made will not exceed the greater of the following on such date:

     1.   the yield on a 90-day treasury bill; or

     2. the maximum adjustable policy loan interest rate permitted in the state in which this policy is delivered.

EFFECT OF ACCELERATED DEATH BENEFIT PAYMENT ON THE POLICY. The Accelerated Death Benefit payment, plus any accrued interest will be treated as a lien against the policy values. The amount of the lien will be pro-rated against the policy's net cash surrender value, if any, and the net amount at risk. (The net amount at risk is defined as the death benefit of the policy minus the cash surrender value, if any.)

For variable life policies, the portion of the cash surrender value that is on lien and is allocated to investment divisions of the Separate Account will be transferred to and maintained as a part of the unloaned Guaranteed Investment Division (GID). You may tell us how much of the accelerated payment is to be transferred from each investment division. Units will be redeemed from each investment division sufficient to cover the amount that is on lien and transferred to the unloaned portion of the GID. If you do not tell us how to allocate the payment, we will allocate it based on our rules then in effect. For variable life policies that do not have a GID, the portion of the cash surrender value that is on lien will be transferred to and maintained in the Money Market Division of our Separate Account. Such transfers will occur as of the date we approve an Accelerated Death Benefit payment. The amount payable at death under the policy will be reduced by the full amount of the lien and any other indebtedness outstanding under the policy. The Owner's access to the policy's cash surrender value will be limited to the excess of the policy's cash surrender value over the amount of the lien secured against the cash surrender value and any other outstanding policy loans and loan interest.

R94-102      Accelerated Death Benefit Rider

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If premiums are required to be paid under the policy,  they will  continue to be due after the payment of the accelerated payment. If any premium is not paid when due, the amount of the unpaid premium will be added to the lien.

If the policy is a flexible premium life policy, and the net cash surrender value is not large enough to cover a monthly deduction, Equitable Variable will advance a premium sufficient enough to keep the policy in force for up to six months following the date we approve an Accelerated Death Benefit payment. This premium advance will be added to the lien.

If a Disability Premium Waiver Rider is in effect under the policy, this policy's premiums or monthly deductions will be waived as of the date we approve an Accelerated Death Benefit payment.

RIDER LIMITATIONS. Your right to be paid under the Accelerated Death Benefit Rider is subject to the following conditions:

     1.   The policy must be in force other than as extended term insurance.

     2. For term insurance policies, there must be at least one year left before the final term expiry date.

     3. For adjustable life policies (Equitable Life Account), if policy is term insurance or paid-up extended term insurance, there must be at least one year left before the final term expiry date.

     4.   You must make a claim in writing in a form that is satisfactory to us.

     5. If the policy is collaterally assigned, except to us as security for a policy loan or an Accelerated Death Benefit lien, we must receive a full release of this assignment for the election of this benefit.

     6. An Accelerated Death Benefit payment must be approved in writing by any irrevocable beneficiary.

     7. For joint last to die policies, a claim may be made under the rider only after the death of the first of the Insureds to die.

     8. You may not be eligible for the Accelerated Death Benefit if we are notified that:

          a) you are required by law to elect this rider's benefit in order to meet the claims of creditors, whether in bankruptcy or otherwise; or

          b) you are required by a government agency to elect this rider's benefit in order to apply for, obtain, or keep a government benefit or entitlement.

     9. You may request only one Accelerated Death Benefit Amount to be paid per policy.

     10.  We  may   require   examination   of  the   Insured  by  our   medical
          representatives at our expense as part of any proof to establish eligibility for benefits under this rider.

WHEN THIS RIDER WILL TERMINATE. You may terminate this rider by asking us in writing in a form satisfactory to us and by sending the rider to our Administrative Office. The effective date of the termination will be the beginning of the policy month which coincides with or next follows the date we receive your request. Once this rider has been terminated, another Accelerated Death Benefit Rider cannot be attached to the policy.

This rider will terminate when the policy terminates. If at any time the amount of the lien equals the total death benefit the policy will terminate. Termination will occur 31 days after we have mailed notice to the last known address of the Owner, unless the full amount of the lien is repaid within 31 days of the notice.

                         THE EQUITABLE OF COLORADO, INC.

/s/ Linda Galasso                           /s/ Samuel B. Shlesinger

Linda Galasso                               Samuel B. Shlesinger
Vice President & Secretary                  Chairman & Chief Executive Officer

R94-102      Accelerated Death Benefit Rider